UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Securities Purchase Agreement

On November 14, 2025, Linkage Global Inc., a Cayman Islands exempt company (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 689,655 Class A ordinary shares (the “Shares”), par value $0.025 per share, at a purchase price per share of $1.45, for gross proceeds of approximately $1,000,000, of which proceeds will be used for working capital and other general corporate purposes.

The Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and were not offered pursuant to the Registration Statement and were offered pursuant to the exemption provided in Rule 903 of Regulation S under the Securities Act of the Securities Act because all of the investors were non-U.S. Persons.

Pursuant to the Purchase Agreement, the Shares will be subject to a 180 day lock-up period from the closing date.

Pursuant to the Purchase Agreement, within 45 days of the date of the Purchase Agreement, the Company will file a registration statement (the “Registration Statement”) with the SEC providing for the resale of the Shares. The Company will use commercially reasonable efforts to cause the Registration Statement to become effective within 90 days following its filing with the SEC, or, in the event of a “full review” by the SEC, within 120 days following its filing.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: November 26, 2025	By:	/s/ Yang (Angela) Wang
	Name:	Yang (Angela) Wang
	Title:	Chief Executive Officer

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